UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Chico’s FAS, Inc.

(Exact name of the registrant as specified in its charter)

Florida	001-16435	59-2389435
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

11215 Metro Parkway, Fort Myers, FL		33966
(Address of principal executive offices)		(Zip Code)

Alexander Rhodes

239.277.6200

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01: Conflict Minerals Disclosure and Report

Chico’s FAS, Inc. (the “Company”), through its brands – Chico’s, White House | Black Market, Soma Intimates, and Boston Proper, is a leading women’s omni-channel specialty retailer of private branded, sophisticated, casual-to-dressy clothing, intimates, complementary accessories, and other non-clothing items. As of May 3, 2014, the Company operated 1,496 stores in the US and Canada. The Company’s merchandise is also available at www.chicos.com, www.whbm.com, www.soma.com, and www.bostonproper.com.

Certain of the Company’s operations contract to manufacture products in which tin, tantalum, tungsten and/or gold (“Conflict Minerals”) may be necessary to the functionality or production of those products. The Company, as a retailer, does not manufacture any of the products that it sells through its operations.

Conflict Minerals Disclosure

A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) can be found publicly on our internet website under the Responsibility section at: http://www.chicosfas.com.

Item 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibits filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chico’s FAS, Inc.

/s/ A. Alexander Rhodes, Executive Vice President – General Counsel	May 30, 2014
By (Signature and Title)*	(Date)

A. Alexander Rhodes, Executive Vice President – General Counsel
Name and Title (printed)